FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Avricore Health Inc.

Suite 810 – 789 West Pender Street

Vancouver, B.C.  V6C 1H2

2. Date of Material Change:

The material change described in this report occurred on May 2, 2019.

3. News Release:

On May 2, 2019, Avricore Health Inc. (the "Company") issued a news release through the facilities of Globe Newswire disclosing the material change.

4. Summary of Material Change:

On May 2, 2019, the Company announced that as a result of delays in completion of its audit, the Company did not file its financial statements and accompanying management's discussion and analysis for the fiscal year ended December 31, 2018 (the "Annual Filings"). The Company applied for, and was granted, a management cease trade order (the "MCTO") by the British Columbia Securities Commission.

5. Full Description of Material Change:

5.1 Full Description of Material Change:

On May 2, 2019, the Company announced that as a result of delays in completion of its audit, the Company did not file the Annual Filings for the fiscal year ended December 31, 2018 by April 30, 2019, being the date that such filings are due under applicable Canadian securities law requirements. The Company applied for, and was granted, the MCTO by the British Columbia Securities Commission.

The reason for the default is that the Companny was in the due diligence process with a prospective new auditor and, due to the Company's reporting obligations in the United States pursuant to applicable securities laws, the proposed new auditor informed the Company that it did not have the time and resources available to move forward with the audit in the allotted time. The Company will work with Davidson & Company LLP to complete the audit in a timely manner.

The Company currently expects to file the Annual Filings on or before May 31, 2019 and will issue a news release announcing completion of such filings at such time. Until the Company files the Annual Filings, it will comply with the alternative information guidelines set out in National Policy 12-203 – Management Cease Trade Order for issuers who have failed to comply with a specified continuous disclosure requirement within the times prescribed by applicable securities laws. The guidelines, among other things, require the Company to issue bi-weekly default status reports by way of a news release so long as the Annual Filings have not been filed.

During the MCTO, the general investing public will continue to be able to trade in the Company's listed common shares. However, the Company's chief executive officer and chief financial officer will not be able to trade in the Company's shares.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6. Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report:

Bob Rai

Chief Executive Officer and Director

Telephone: (604) 687-2038

9. Date of Report:

May 2, 2019